UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMREIT, INC.
(Name of Subject Company)

Series D of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC
(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brent Donaldson
Series D of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636 / Fax: 925.403.7967
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee Transaction Valuation* $4,720,000	Amount of Filing Fee $944

*For purposes of calculating the filing fee only.  Assumes the purchase of 1,180,000 Shares at a purchase price equal to $4.00 per Share in cash.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              $944

Form or Registration:                    Schedule TO-T

Number:                                      005-85104

Filing Party:                                 Series D of Tender Investors, LLC

Date Filed:                                   November 30, 2010

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

TENDER OFFER

This Amendment No. 3 to the Schedule TO originally filed on November 30, 2010 (the “Original Schedule TO”) by Series D of Tender Investors, LLC, a Delaware series limited liability company (the “Purchaser”), as amended by Amendment Nos. 1 and 2 thereto, relates to the amended offer to purchase up to 1,180,000 shares of common stock (the “Shares”) of AmREIT, Inc., the subject company (the “Amended Offer”), is being filed to report the final results of the Amended Offer.

The Amended Offer expired at 11:59 p.m. Eastern time on February 28, 2011.  On expiration of the Amended Offer, the Purchaser accepted for payment all Shares validly tendered and not withdrawn in accordance with the terms of the Amended Offer.  As of the expiration of the Amended Offer, a total of 13,053 Shares had been validly tendered in the Offer and not withdrawn.  The Purchaser shall pay promptly for the 13,053 Shares tendered.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2011

SERIES D OF TENDER INVESTORS, LLC,
A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:     Tender Investors Manager, LLC
Its:     Manager

By:     Apex Real Estate Advisors, LLC
Its:     Manager

By:     /s/ Brent R. Donaldson
Its:     Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager By: /s/ Brent R. Donaldson Its: Managing Principal
APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: /s/ Brent R. Donaldson Its: Managing Principal